Deal Highlights



Yayoi Kusama
(b. 1929)
View All (5)

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Initial Offering	$424,000
Painting	Pumpkin (1991)
Dimensions	6 x 7
Progress	98%

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Artist Overview

92% Frequency of Appreciation

When a work by Yayoi Kusama is bought and resold at auction, it has appreciated in value 92% of the time.

1. Yayoi Kusama	**92%**
2. Cecily Brown	90%
3. Keith Haring	90%
4. Pablo Picasso	87%
5. Jeff Koons	67%

17.6% IRR 13.4% IRR

We've sold two Kusama offerings on Masterworks, which delivered net annualized returns of 17.6% and 13.4% respectively. See full details below.

Offering	Kusama 012 Exit
Offering Size	$1,210,000
Sold For	$2,222,500
Days Held	1067
Profit from $10K Investment	$6,100 after all fees